Exhibit 99.1

New Gold Delivers First Quarter Production Growth; New Afton Mill Expansion Ahead of Schedule and Below Budget

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, April 29, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2015 first quarter operational and financial results. The company produced 94,977 ounces of gold and generated net cash from operations before changes in working capital(1) of $67 million.

2015 FIRST QUARTER HIGHLIGHTS

•	Gold production increased by 4% to 94,977 ounces when compared to the prior-year quarter
•	Copper production of 23.0 million pounds
•	Silver production of 0.4 million ounces
•	All-in sustaining costs(2) of $1,014 per ounce, including total cash costs(3) of $486 per ounce
•	Adjusted net loss(4) of $5 million, or $0.01 per share
•	March 31, 2015 cash balance of $366 million
•	Received Federal and Provincial approval of Rainy River's Environmental Assessment in January 2015
•	Land clearing and other construction-related activities commenced in February 2015
•	New Afton mill expansion currently being commissioned – ahead of schedule and under budget at a total capital cost of approximately $35 million
•	Once fully optimized, the mill expansion should enable New Afton to achieve an average throughput of over 14,000 tonnes per day

"The first quarter delivered a solid start to the year for our company," stated Randall Oliphant, Executive Chairman. "Our portfolio of operations continued to generate free cash flow which we are reinvesting in the future of our business. We achieved a significant milestone with the approval of the Rainy River Environmental Assessment early in the year and construction activities are now accelerating. At the same time, we are proud of the New Afton team for commissioning the mill expansion ahead of schedule and below budget which should further enhance the mine's strong operating performance."

2015 FIRST QUARTER OPERATIONAL RESULTS

New Gold's first quarter gold production increased by 4% to 94,977 ounces. The increase in gold production relative to the prior-year quarter was driven by a combination of significant production growth from Cerro San Pedro and steady performance from Mesquite and the Peak Mines, the benefits of which more than offset a slight decrease in gold production at New Afton. Consolidated copper production in the first quarter of 23.0 million pounds was 2.9 million pounds below the prior-year quarter while silver production of 0.4 million ounces remained consistent.

Total cash costs(3) of $486 per ounce increased relative to the prior-year quarter primarily due to a $21 million, or $209 per ounce, decrease in copper and silver by-product revenues. The lower by-product revenues were 50% attributable to a decrease in by-product sales volumes and 50% due to lower realized copper and silver prices(5). Quarterly all-in sustaining costs(2) of $1,014 per ounce were impacted as the company's consolidated sustaining capital expenditures of $38 million increased by $10 million, or $116 per ounce, relative to the prior-year quarter primarily due to increased expenditures at Mesquite.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended March 31
	2015	2014

GOLD PRODUCTION (thousand ounces)
New Afton	23.9	27.4
Mesquite	25.7	25.7
Peak Mines	19.4	20.9
Cerro San Pedro	26.0	17.3
Total Gold Production	95.0	91.3

Total Gold Sales (thousand ounces)	92.4	94.1
Average Realized Gold Price per ounce(5)	$1,229	$1,308

COPPER PRODUCTION (million pounds)
New Afton	19.6	22.0
Peak Mines	3.4	3.9
Total Copper Production	23.0	25.9

Total Copper Sales (million pounds)	22.1	25.1
Average Realized Copper Price per pound(5)	$2.59	$2.98

SILVER PRODUCTION (thousand ounces)
New Afton	60.2	63.8
Peak Mines	25.5	32.3
Cerro San Pedro	296.6	318.6
Total Silver Production	382.3	414.7

Total Silver Sales (thousand ounces)	332.7	416.6
Average Realized Silver Price per ounce(5)	$16.65	$20.40

TOTAL CASH COSTS(3)($ per ounce)
New Afton	($834)	($1,283)
Mesquite	889	893
Peak Mines	846	757
Cerro San Pedro	1,027	947
Total Cash Costs(3)	$486	$254

All-IN SUSTAINING COSTS(2)($ per ounce)
New Afton	($359)	($664)
Mesquite	1,708	1,069
Peak Mines	1,189	1,102
Cerro San Pedro	1,041	1,080
All-in Sustaining Costs(2)	$1,014	$674

New Afton

Gold production at New Afton during the first quarter of 23,912 ounces was below the prior-year quarter. The impact of lower gold grade and recovery was only partially offset by a 5% increase in tonnes processed. The decrease in recovery was primarily driven by the higher daily throughput and resulting increase in the grind size of ore, as well as lower grade. With the commissioning of the new vertimill, the grinding capacity of the New Afton mill will be increased which should enable grind size to be optimized and recoveries to be improved. As a result, gold production from New Afton is expected to increase in the coming quarters.

New Afton's quarterly copper production of 19.6 million pounds was similarly impacted as the benefit of the increase in throughput was offset by a decrease in copper grade and recovery. Consistent with the expectation for gold recoveries, copper recoveries should improve with the commissioning of the vertimill and optimization of the grind size.

The increase in New Afton's total cash costs(3) to ($834) per ounce was primarily attributable to a $16 million, or $266 per ounce, decrease in copper by-product revenue relative to the prior-year quarter, resulting from a combination of lower copper sales volumes and a decrease in the realized price(5). Total cash costs(3) in the first quarter were further affected by the decrease in gold sales volumes, the impact of which was only partially offset by a 13% depreciation of the Canadian dollar relative to the U.S. dollar. The mine's operating costs, including mining, processing and general and administrative costs, were $17.71 per tonne. New Afton's sustaining capital expenditures of $11 million decreased by $6 million, or $140 per ounce, relative to the prior-year quarter, thus resulting in all-in sustaining costs(1) of ($359) per ounce in the first quarter of 2015.

New Afton's first quarter co-product cash costs(3) of $494 per ounce of gold and $1.01 per pound of copper increased slightly when compared to the prior-year quarter. However, as a result of the decrease in quarterly sustaining capital expenditures, the mine's first quarter co-product all-in sustaining costs(2) of $667 per ounce of gold and $1.37 per pound of copper remained consistent with the first quarter of 2014.

Mesquite

Mesquite had a strong start to the year with first quarter gold production of 25,687 ounces remaining consistent with the prior-year quarter, despite a planned focus on waste stripping during the first quarter of 2015. As anticipated, Mesquite's first quarter production benefitted from the large number of recoverable ounces that were placed on the leach pad towards the end of 2014. Ore tonnes mined and placed on the leach pad during the quarter were below the prior-year quarter at 1.5 million tonnes. However, with the additional trucks purchased in 2014 as well as increased operational efficiencies, the total material moved at Mesquite increased by 35% to 15.3 million tonnes. As a result of the increased waste stripping, Mesquite is well positioned to deliver on its scheduled quarterly increases in ore tonnes mined and placed which should result in higher production in the second half of 2015.

Mesquite's total cash costs(3) of $889 per ounce were consistent with the prior-year quarter. Quarterly sustaining capital expenditures of $23 million were $19 million higher than the first quarter of 2014 and resulted in Mesquite's all-in sustaining costs(2) of $1,708 per ounce being well above normal levels. The increase in sustaining capital expenditures was attributable to costs associated with Mesquite's leach pad expansion as well as the capitalization of a portion of the mine's waste stripping costs as the quarterly ratio of waste to ore of 9.2 to 1.0 significantly exceeded the life-of-mine average.

Looking forward, Mesquite's all-in sustaining costs(2) are expected to temporarily remain well above historical levels in the second quarter before coming down significantly in the second half of 2015. The second quarter will be impacted by a combination of lower production, as less ore tonnes were placed on the pad in the first quarter, and continued elevated sustaining capital expenditures associated with the completion of the leach pad expansion and capitalized waste stripping as the high strip cycle continues during the second quarter. As approximately 70% of the mine's full-year production is expected in the second half of 2015 and the majority of the sustaining capital is expected to have been spent, all in sustaining costs(2) should come down significantly in the third and fourth quarters and into 2016 as strip ratios return to life-of-mine averages.

During the quarter, the company hedged 54% of Mesquite's scheduled diesel consumption for the balance of 2015 and 2016 at a delivered price of approximately $2.25 per gallon, which is the same price the company used in setting Mesquite's 2015 cost guidance. The current spot price of the Mesquite diesel is approximately $2.23 per gallon.

Peak Mines

First quarter gold production at the Peak Mines of 19,428 ounces was 1,492 ounces below that of the prior-year quarter as a decrease in tonnes processed was only partially offset by the combined benefit of increased grade and recovery. The 13% decrease in throughput was partially attributable to geotechnical challenges in the main stoping area of the Perseverance ore body which led to reduced accessibility and a decrease in tonnes mined and processed. The Perseverance ore body was not accessed for mining in the final three weeks of the quarter and into early April as the team focused its efforts on rehabilitation and remediation of the impacted area. As the Peak Mines comprise multiple ore bodies that feed a central mill, plans have been put in place to source additional material from alternative production headings while activity at Perseverance is temporarily limited. Mining activity in Perseverance was successfully restarted in mid-April, however, mining of the ore body will not be proceeding at full capacity until ground conditions have fully stabilized.

Quarterly copper production of 3.4 million pounds was 0.5 million pounds below the prior-year quarter due to the decrease in ore tonnes processed.

Total cash costs(3) at the Peak Mines of $846 per ounce increased by $89 per ounce relative to the prior-year quarter which was driven by a $2 million, or $102 per ounce, decrease in copper by-product revenue stemming from a combination of lower copper sales volumes and a decrease in the realized copper price(5). The impact of the lower by-product revenue was partially offset by a 14% depreciation of the Australian dollar relative to the U.S. dollar. Quarterly sustaining capital expenditures of $6 million and gold sales volumes both remained consistent with the first quarter of 2014. As a result, the increase in all-in sustaining costs(2) to $1,189 per ounce was entirely attributable to the increase in total cash costs(3).

Cerro San Pedro

Cerro San Pedro had a strong start to the year delivering its highest quarterly production since the second quarter of 2013. Relative to the first quarter of 2014, gold production increased by 50% to 25,950 ounces. The increase in production was driven by a 150% increase in ore tonnes mined and placed on the leach pad coupled with a 29% increase in gold grade. The combination of increased ore tonnes and higher grades being placed positions Cerro San Pedro well for the balance of the year.

At the same time, Cerro San Pedro's quarterly silver production remained consistent with the prior year at 0.3 million ounces.

Cerro San Pedro's first quarter all-in sustaining costs(2) of $1,041 per ounce decreased by $39 per ounce relative to the prior-year quarter despite an $80 per ounce increase in total cash costs(3) to $1,027 per ounce. The increase in total cash costs(3) was driven by a decrease in silver by-product revenue due to lower silver sales volumes coupled with a decrease in the realized silver price(5). Quarterly sustaining capital expenditures decreased by $2 million, or $110 per ounce, relative to the first quarter of 2014. As Cerro San Pedro is in its final year of active mining, sustaining capital expenditures in 2015 are scheduled to be minimal.

"As a whole, our mines are off to a good start this year," stated David Schummer, Executive Vice President and Chief Operating Officer. "The commissioning of the mill expansion at New Afton should enable us to further optimize the mill circuit, and both Mesquite and Cerro San Pedro had solid production quarters giving them the potential to reach the high end of their guidance. At the same time, the challenges we encountered at depth at Perseverance are being addressed and the team is working to minimize the full-year production impact at the Peak Mines. We remain well positioned for a strong second half of 2015."

2015 FIRST QUARTER FINANCIAL RESULTS

NEW GOLD SUMMARY FINANCIAL RESULTS

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014

Revenues	168.9	190.5

Operating Margin(6)	69.3	92.0

Adjusted Net (Loss)/Earnings(4)	(4.9)	18.2
Adjusted Net (Loss)/Earnings per Share(4)	(0.01)	0.04

Net (Loss)/Earnings	(43.8)	(1.8)
Net (Loss)/Earnings per Share	(0.09)	(0.00)

Net Cash Generated from Operations before Changes in Working Capital(1)	67.4	90.1
Net Cash Generated from Operations	69.8	81.4

First quarter revenues decreased relative to the prior-year quarter due to a combination of lower sales volumes and lower realized metal prices(5). The decrease in revenues was 50% attributable to the decrease in metal sales volumes and 50% due to lower realized prices(5) of gold, copper and silver. As gold production increased relative to the prior-year quarter, the decrease in gold sales volumes was attributable to the timing of shipments while the lower copper and silver volumes were due to the above-noted decreases in production. When compared to the first quarter of 2014, the average realized price(5) decreased by $79 per ounce of gold, $0.39 per pound of copper and $3.75 per ounce of silver.

New Gold's first quarter operating margin(6) was impacted by the decrease in revenues. The company's operating expenses remained consistent with the prior-year quarter as costs associated with increased mining activity at New Afton and the Peak Mines were offset by the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

New Gold had an adjusted net loss(4) of $5 million, or $0.01 per share, in the first quarter of 2015. The adjusted net loss(4) was attributable to the decrease in operating margin(6) coupled with increased depreciation and depletion as well as finance costs. The increase in depreciation was driven by higher quarterly production while the increase in finance costs was due to the company no longer capitalizing a portion of its interest expense for activities at Blackwater. The company reported a net loss of $44 million, or $0.09 per share. The reported net loss included the impact of a $36 million pre-tax foreign exchange loss which was partially offset by a $5 million pre-tax gain on the mark to market of the company's share purchase warrants.

The company's first quarter net cash generated from operations before changes in working capital(1) was $67 million. The decrease in cash flow relative to the prior-year quarter was primarily attributable to the decrease in operating margin(6), the impact of which was partially offset by an $8 million decrease in cash taxes and a $2 million decrease in exploration and business development expenses. During the first quarter, New Gold received $8 million in tax refunds which related to instalment overpayments in prior periods for Cerro San Pedro which resulted in a net tax refund for the company in the first quarter of 2015. Net cash generated from operations was $70 million with the decrease relative to the prior-year quarter due to factors consistent with those noted above.

FINANCIAL UPDATE

New Gold's cash and cash equivalents were $366 million as at March 31, 2015. In addition, the company has a $300 million revolving credit facility of which $61 million has been used to issue letters of credit with the balance remaining undrawn. As a significant portion of the Rainy River project's capital expenditures are denominated in Canadian dollars, the company purchased $200 million worth of Canadian dollars during the quarter at an average C$1.25/US$ exchange rate. At the quarter end, New Gold held 51% of its cash in Canadian dollars.

At the end of the first quarter of 2015, the face value of the company's long-term debt was $891 million (book value – $877 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022, and $91 million in El Morro funding loans, repayable out of a portion of New Gold's 30% share of El Morro cash flow upon the start of commercial production. The company currently has approximately 509 million shares outstanding.

"We continue to be in a strong financial position as our cash balance has remained largely unchanged since the beginning of the year despite our investment in our growth projects," stated Brian Penny, Executive Vice President and Chief Financial Officer. "During the quarter we hedged a portion of our diesel exposure and shifted a part of our cash balance to Canadian dollars in order to gain additional certainty with respect to these important variables in our future spending."

PROJECTS UPDATE

RAINY RIVER

At New Gold's Rainy River project, located in northwestern Ontario, the Federal and Provincial governments approved the project's Environmental Assessment in January 2015, and land clearing and other construction-related activities commenced in late February.

RAINY RIVER – KEY PROJECT UPDATES

•	Canadian Environmental Assessment Agency and Ontario Ministry of Environment and Climate Change approved Environmental Assessment for the project in January 2015
•	Detailed engineering – on schedule and over 80% complete
•	Construction-related activities progressing on schedule
•	Clearing and logging – over 75% complete
•	Temporary accommodation facility – 25% complete with occupation targeted for early June
•	First major earthworks contract for the process plant site awarded subsequent to the end of the quarter
•	Accepted into the Industrial Electricity Incentive Program ("IEI Stream 3") which enables the project to receive a reduction in electricity costs through the end of 2024
•	Incorporated drilling completed by Bayfield Ventures Ltd. ("Bayfield") into Rainy River mineral resource estimate

The Rainy River project achieved multiple important milestones during the first quarter of 2015. Most notably, site clearing is now nearing completion and the installation of the temporary accommodation facility is progressing on schedule, which will allow activities at site to move forward apace over the coming quarters. In addition, the company was accepted into the IEI Stream 3 program which enables the project to receive a reduction in electricity costs through the end of 2024. Capital expenditures at Rainy River during the first quarter totalled $19 million.

New Gold is targeting first production from Rainy River in mid-2017. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is scheduled to produce an average of 325,000 ounces of gold per year. At the current exchange rate of C$1.25/US$, total cash costs(3) and all-in sustaining costs(2) are expected to average approximately $570 and $670 per ounce over the first nine years of the project's life.

The incorporation of Bayfield's Burns block exploration drilling results into the mineral resource estimate has resulted in the addition of 222 thousand ounces of contained gold and 3.6 million ounces of contained silver to the combined open pit and underground Measured and Indicated mineral resource (exclusive of reserves) when compared to the 2014 year-end mineral resource reported by the company on February 4, 2015. This positive impact is driven by the addition of 9.6 million tonnes at an average gold grade of 0.74 g/t and an average silver grade of 11.9 g/t.

With the completion of resource delineation and development-oriented exploration work in 2014, New Gold's exploration strategy going forward is focused on the identification of new areas of untested gold potential within the company's broader land position. The current focus is on prospective areas located within three kilometres of the planned open pit where potential extensions of favourable geology and mineralization may occur. Field reconnaissance to identify targets for possible drill testing later this year is in progress.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2015 and beyond.

NEW AFTON MILL EXPANSION AND C-ZONE

New Gold is pleased to provide an update on the two value-enhancing initiatives underway at the company's New Afton mine. Firstly, the mill expansion project is currently in the midst of commissioning and will be subsequently optimized. Secondly, evaluation of the C-zone, which provides the company with longer-term potential to extend New Afton's mine life, was also progressed during the first quarter.

NEW AFTON – KEY PROJECT UPDATES

Mill Expansion

•	Mill expansion project currently being commissioned, ahead of schedule and below budget
•	Vertimill successfully commissioned in mid-April, approximately one month ahead of schedule
•	Additional flotation cells currently being commissioned
•	Project capital cost of approximately $35 million is $10 million, or 22%, below budget – attributable to combination of project execution and depreciation of the Canadian dollar relative to the U.S. dollar since the project budget was established in 2014

C-zone

•	Further evaluating mine design, production schedule and preliminary economics for inclusion in a feasibility study targeted for early 2016
•	Baseline environmental work is ongoing
•	Tailings stabilization test work programs are scheduled to commence in the coming weeks

Based on the results of the C-zone scoping study, New Gold is targeting the completion of a feasibility study in the first quarter of 2016. Subject to the completion of a positive feasibility study, a development decision by the company and receipt of the requisite permits, development of the C-zone could begin in 2017, with the main access ramps being completed by the end of 2020. The C-zone has an estimated development cost of $349 million and, including the ramp-up period, could provide New Afton with an additional five years of mine life with the potential to produce an annual full-year average of 107,000 ounces of gold and 77 million pounds of copper.

"We have made significant progress at both Rainy River and New Afton over the last few months and we thank all of our local stakeholders for their continued support," stated Robert Gallagher, President and Chief Executive Officer. "In addition to our team's successful development of Cerro San Pedro, Mesquite and New Afton, I believe the completion of the mill expansion ahead of schedule and below budget provides our development team with further valuable experience that we can draw upon as the development of Rainy River continues to advance."

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is working towards the approval of the Environmental Assessment. Draft sections of the Environmental Assessment were submitted to the Provincial and Federal assessment agencies and their reviews were completed subsequent to the end of the quarter. Additional information regarding the proposed design of the tailings storage facility has been requested by the Province. Separately, New Gold is working with key First Nations in the area of the Blackwater project to develop an independent review of the tailings facility and mine plan. Capital expenditures during the first quarter were $2 million and were related to the continued advancement of the environmental assessment process and related environmental and engineering studies.

During the 2014 field program, New Gold's exploration team established a link between the known gold-silver mineralization in the Blackwater deposit and an area of prospective porphyry-style base and precious metal mineralization identified two kilometres to the south. Looking ahead, the company's exploration plan for 2015 is to test prospective areas for additional gold-silver resources within a five-kilometre radius south and west of the planned open pit. Preparations for a field program involving follow-up surface targeting and drill testing is on track to commence during the second quarter.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

EL MORRO

New Gold's share of the El Morro project provides the company with a 30% fully-carried interest in a world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On November 7, 2014, Goldcorp announced that it had withdrawn the Environmental Impact Study ("EIS") for the El Morro project. The decision was made after an October 7, 2014 ruling by the Chilean Supreme Court that invalidated the EIS. Since that time, the El Morro project team has continued to progress its studies to determine the optimal development plan for the El Morro project.

El Morro remains one of the highest-grade undeveloped deposits in the world with a substantial base of gold and copper mineral reserves. In addition, the broader El Morro land package totals 417 square kilometres with significant untested exploration potential.

2015 Outlook

Based on the company's first quarter production, New Gold is pleased to reiterate its consolidated production guidance for all metals with expected gold production of 390,000 to 430,000 ounces, copper production of 100 to 112 million pounds and silver production of 1.75 to 1.95 million ounces. As part of New Gold's 2015 guidance, the company indicated that approximately 55% of the year's production would be in the second half of the year. As a result of the geotechnical challenges at the Peak Mines and related revisions to the mine plan, the company now anticipates approximately 60% of its planned production will be in the third and fourth quarters of 2015. For the full year, the company expects gold production at Mesquite and Cerro San Pedro to be at the high end of their respective ranges, while New Afton and the Peak Mines may be toward the low end of their ranges.

New Gold's 2015 cost guidance was for all-in sustaining costs(2) of $745 to $785 per ounce, including total cash costs(3) of $340 to $380 per ounce. The company's cost guidance is based on assumptions of $2.75 per pound of copper and $16.00 per ounce of silver and foreign exchange rates for the Canadian dollar, Australian dollar and Mexican peso of $1.25, $1.25 and $15.00 to the U.S. dollar. The company's all-in sustaining costs(2) are most sensitive to movements in the copper price, where a $0.25 per pound change in the realized copper price results in an approximate $65 per ounce change in all-in sustaining costs(2). As a result, the prevailing copper price over the balance of 2015 will influence the company's full-year costs, particularly as the average realized copper price in the first quarter was $0.16 per pound below the guidance assumption. In addition to the copper price, costs will be impacted by the relative production contribution of the company's four operations. As a higher percentage of production is expected to be delivered by New Gold's two higher cost, open pit mines, total cash costs(3) and all-in sustaining costs(2) may be at the high end, or slightly above, their respective ranges for the year.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss the 2015 first quarter results will be held on Thursday, April 30, 2015 beginning at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. A recorded playback of the call will be available until May 31, 2015 by calling toll-free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 18736131. An archived webcast will also be available until July 28, 2015 at www.newgold.com following the event.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, the statements under the heading "2015 Outlook" and statements with respect to: mineral reserve and resource estimates; the expected production, costs and operating parameters of the Rainy River project; planned production and activities for 2015 and beyond at the company's operations and projects, as well as planned exploration activities; the results of the C-zone study, including expected mine life and costs; plans to advance the C-zone project, including potential timelines; expected production for the Blackwater project; targeted timing for commissioning and full production (and other activities) related to the New Afton mill expansion and Rainy River and the sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, additionally, commodity prices and exchange rates being consistent with those estimated for purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater and the C-zone study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2014 filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 ("NI 43-101").  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is a Registered Member of the Society for Mining, Metallurgy & Exploration (SME), a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG), and a "Qualified Person" as defined under National Instrument 43-101.

For a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

NON-GAAP MEASURES

(1) NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Net cash generated from operations before changes in working capital" is a non-GAAP financial measure. Net cash generated from operations has been adjusted to remove the impact of the change in working capital. The company believes the presentation of net cash generated from operations before changes in working capital enables investors and analysts to better understand the underlying operating performance of our core mining business. Net cash generated from operations before changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014

Net cash (used) generated from operations	69.8	81.4
Add back (deduct): Change in non-cash operating working capital	(2.4)	8.7
Net cash generated from operations before changes in non-cash working capital	67.4	90.1

(2) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(3) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014

Operating expenses	99.6	98.5
Treatment and refining charges on concentrate sales	7.4	8.8
Adjustments	0.7	(0.2)
Total cash costs before by-product revenue	107.7	107.1
By-product copper and silver sales	(62.8)	(83.2)
Total cash costs net of by-product revenue	44.9	23.9
Gold ounces sold	92,398	94,052
Total cash costs per gold ounce sold ($/ounce)	486	254
Total cash costs per gold ounce sold on a co-product basis($/ounce)	729	658
Total cash costs net of by-product revenue	44.9	23.9
Sustaining capital expenditures	37.8	27.6
Sustaining exploration - expensed & capitalized	2.0	2.2
Corporate G&A including share-based compensation	8.0	8.4
Reclamation expenses	1.0	1.3
Total all-in sustaining costs	93.7	63.4
All-in sustaining costs per gold ounce sold ($/ounce)	1,014	674
All-in sustaining costs per gold ounce sold on a co-product basis($/ounce)	1,069	908

(4) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET (LOSS)/EARNINGS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014

Net (loss) earnings before taxes	(37.0)	5.5
Gain on disposal of assets	(0.1)	(0.3)
Realized and unrealized gain on non-hedged derivatives	(4.5)	(2.3)
Loss on foreign exchange	36.0	18.8
Loss on hedge monetization over original term of hedge	--	6.8
Adjusted net earnings (loss) before tax	(5.6)	28.5
Income tax expense	(6.8)	(7.3)
Income tax adjustments	7.5	(3.0)
Adjusted income tax expense	0.7	(10.3)
Adjusted net earnings (loss)	(4.9)	18.2
Adjusted earnings (loss) per share (basic)	(0.01)	0.04
Adjusted effective tax rate	13%	36%

(5) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the company's results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

OPERATING MARGIN RECONCILIATION

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014

Revenues	168.9	190.5
Less: Operating expenses	99.6	98.5
Operating margin	69.3	92.0
CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

		Three months ended March 31
(in millions of U.S. dollars, except per share amounts)		2015	2014
Revenues		168.9	190.5
Operating expenses		99.6	98.5
Depreciation and depletion		55.1	51.6
Earnings from mine operations		14.2	40.4
Corporate administration		6.0	6.3
Share-based payment expenses		2.1	2.2
Exploration and business development		1.1	3.1
(Loss) earning from operations		5.0	28.8
Finance income		0.2	0.3
Finance costs		(10.8)	(7.4)
Other (losses)		(31.4)	(16.2)
(Loss) earning before taxes		(37.0)	5.5
Income tax recovery (expense)		(6.8)	(7.3)
Net (loss)		(43.8)	(1.8)
(Loss) earnings per share
Basic		(0.09)	(0.00)
Diluted		(0.09)	(0.00)
Weighted average number of shares outstanding (in millions)
Basic		508.6	503.5
Diluted		508.6	503.5

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

As at March 31
(in millions of U.S. dollars)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	365.8	370.5
Trade and other receivables	28.9	34.8
Inventories	178.7	187.5
Current income tax receivable	24.6	31.1
Prepaid expenses and other	8.1	10.6
Total current assets	606.1	634.5
Non-current inventories	63.7	66.5
Mining interests	3,057.5	3,008.7
Deferred tax assets	175.3	168.3
Other	5.2	3.8
Total assets	3,907.8	3,881.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	102.5	97.0
Current income tax payable	6.9	7.9
Total current liabilities	109.4	104.9
Reclamation and closure cost obligations	63.0	63.5
Provisions	9.5	9.4
Derivative liabilities	11.5	16.9
Long-term debt	876.9	874.3
Deferred tax liabilities	545.7	494.9
Deferred benefit	46.3	46.3
Other	0.4	0.4
Total liabilities	1,662.7	1,610.6
Equity
Common shares	2,839.9	2,820.9
Contributed surplus	98.9	96.7
Other reserves	(5.0)	(1.5)
Deficit	(688.7)	(644.9)
Total equity	2,245.1	2,271.2
Total liabilities and equity	3,907.8	3,881.8
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended March 31
(in millions of U.S. dollars)	2015		2014
OPERATING ACTIVITIES
Net loss	(43.8)		(1.8)
Adjustments for:
Realized losses on gold contracts	-		6.8
Realized and unrealized foreign exchange losses	36.0		18.8
Reclamation and closure costs paid	(0.1)		(0.2)
Gain on disposal of assets	(0.1)		(0.3)
Depreciation and depletion	55.1		51.5
Other non-cash adjustments	(4.5)		1.0
Income tax (recovery) expense	6.8		7.3
Finance income	(0.2)		(0.3)
Finance costs	10.8		7.4
	60.0		90.2
Change in non-cash operating working capital	2.4		(8.7)
Income taxes refunded (paid)	7.4		(0.1)
Cash generated from operations	69.8		81.4
INVESTING ACTIVITIES
Mining interests	(69.2)		(56.6)
Proceeds from the sale of assets	0.2		0.3
Interest received	0.2		0.2
Cash used in investing activities	(68.8)		(56.1)
FINANCING ACTIVITY
Issuance of common shares on exercise of options and warrants	0.1		0.6
Cash generated from financing activities	0.1		0.6
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5.8)		(2.2)
Change in cash and cash equivalents	(4.7)		23.7
Cash and cash equivalents, beginning of period	370.5		414.4
Cash and cash equivalents, end of period	365.8		438.1
Cash and cash equivalents are comprised of:
Cash	247.4		298.1
Short-term money market instruments	118.4		140.0
	365.8		438.1

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:01e 29-APR-15